Clear Street Markets LLC

SEC # 8-68977
CRD # 159283

Statement of Financial Condition

With Report of Independent Registered Public Accounting Firm

For The Year Ended December 31, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member and the Board of Managers of Clear Street Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Clear Street Markets LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 27, 2024

Clear Street Markets LLC
Statement of Cash Flows
For the Year Ended December 31, 2023
(amounts in thousands)

Assets		
Cash and cash equivalents	$	154
Financial instruments owned, at fair value		279,715
Receivable from broker-dealers and clearing organizations		458,289
Other assets		1,095
Total Assets	**$**	**739,253**
Liabilities and Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	669,897
Payable to broker-dealers and clearing organizations		8,325
Accounts payable and accrued liabilities		13,237
Total liabilities		691,459
Equity		
Member's equity		47,794
Total Liabilities and Equity	**$**	**739,253**

Clear Street Markets LLC
Schedule II
December 31, 2023

1. Organization and Description of Business

Clear Street Markets LLC, (the "Company"), is a limited liability company organized in the state of Delaware. The Company's sole Class A member is Clear Street LLC ("CS LLC").

The Company's operating agreement provides that the CEO has sole authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. As a limited liability company, the member's liabilities are limited to amounts reflected in their capital account.

The Company, founded in 2011 and headquartered in New York, is a proprietary trading firm and broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and maintains memberships at most principal United States exchanges including the New York Stock Exchange ("NYSE"), the NASDAQ Stock Exchange and the Cboe Options Exchange ("Cboe"). The Company's designated self-regulatory organization is Cboe.

CS LLC is also headquartered in New York and is a broker-dealer registered with the SEC, the Commodity Futures Trading Commission ("CFTC"), the Municipal Securities Rulemaking Board ("MSRB"), the National Futures Association ("NFA"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). CS LLC has clearing memberships with principal stock exchanges in the United States, including the NYSE and The Nasdaq Stock Market ("NASDAQ") among others. CS LLC is also a member of the Depository Trust and Clearing Company ("DTCC"), the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Organization ("FICC"), the Government Securities Clearing Organization ("GSCC"), and the Options Clearing Corporation ("OCC"). CS LLC's primary designated self-regulatory organization is FINRA.

The Company does not execute or clear securities transactions for customers. Accordingly, the Company claims an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU"). The statement of financial condition is presented in U.S. dollars.

Use of Estimates

The preparation of statement of financial condition is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of certain types of assets and liabilities and disclosure of contingent assets and liabilities at

Clear Street Markets LLC
Schedule II
December 31, 2023

the   reporting
date. Actual results may differ from estimated amounts.

In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment costs. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its statement of financial condition.

Cash and Cash Equivalents

At December 31, 2023, the Company maintained cash in bank accounts that, at times, may exceed federally insured limits. The Company manages the risk by selecting financial institutions deemed highly creditworthy to minimize the risk.

Cash equivalents are defined as highly liquid investments with original maturities of three months or less when purchased. At December 31, 2023, the Company had no cash equivalents.

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily include cash collateral deposited with clearing organizations, amounts due from clearing brokers, and amounts due from prime brokers related to the Company's trading activity and market making. Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent they serve as deposits for securities sold, not yet purchased. Payables to broker-dealers and clearing organizations primarily represent payables related to amounts due for unsettled trades, amounts due to clearing organizations, and amounts due to clearing brokers

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased, relate to market making and trading activities, and include listed equity securities, listed equity options and debt securities.

The Company records financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased, at fair value.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants

at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of discounts for large holdings (block discounts) of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. When there is more than one input at different levels within the hierarchy, the fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessment of the significance of a particular input, to the fair value measurement in its entirety, requires substantial judgment and consideration of factors specific to the asset or liability. Level 3 inputs are inherently difficult to estimate. Changes to these inputs can have a significant impact on fair value measurements.

Transfers in or out of levels are recognized based on the beginning fair value of the year in which they occur. For the year ended December 31, 2023, there were no transfers between levels in the fair value hierarchy.

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, are carried at fair value, and include futures contracts, and options. Fair values of exchange-traded derivatives, primarily listed equity options, are based on quoted market prices. The Company presents its derivatives balances on a net-by-counterparty basis when the criteria for offsetting are met. Refer to Note 5, *Derivative Instruments*, for further information related to the Company's derivative holdings.

Income Taxes

Clear Street Markets LLC
Schedule II
December 31, 2023

The Company is a limited liability company and therefore no provision is made in this statement of financial condition for federal, state or local income taxes as such liabilities are the responsibility of the member.

3. Fair Value

Financial Instruments Measured at Fair Value

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with accounting standards as described in Note 2, *Significant Accounting Policies*. Exchange-traded equity securities and listed equity options are valued based on quoted prices from the primary exchange and are classified as Level 1 securities in the fair value hierarchy. Debt securities are valued based on recently executed transactions or market quotations and are generally categorized as Level 2 investments in the fair value hierarchy. Values for financial instruments other than those discussed above are estimated in good faith by the Company and are generally categorized as Level 3 in the fair value hierarchy. At December 31, 2023, the Company held no financial instruments whose values were estimated by the Company.

Fair value measurements for those items measured on a recurring basis are summarized below at December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Financial instruments owned				
Equities	$ 264,413	$ -	$ -	$ 264,413
Debt securities				
Non-U.S. government debt securities	-	55	-	55
Corporate debt obligations	-	2,809	-	2,809
Listed equity options	12,438	-	-	12,438
Financial instruments owned	$ 276,851	$ 2,864	$ -	$ 279,715
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 519,541	$ -	$ -	$ 519,541
Debt securities				
Corporate debts obligations	-	3,366	-	3,366
Listed equity options	146,990	-	-	146,990
Financial instruments sold, not yet purchased	$ 666,531	$ 3,366	$ -	$ 669,897

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short-term nature of the underlying assets.

The table below summarizes financial assets and liabilities not carried at fair value at December 31, 2023. For the year ended December 31, 2023, there were no transfers between levels in the fair value hierarchy (in thousands).

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 154	$ 154	$ 154	$ -	$ -
Receivable from broker-dealers and clearing organizations	458,289	458,289	-	458,289	-
Other assets	1,095	1,421	-	1,421	-
Total financial assets	$ 459,538	$ 459,864	$ 154	$ 459,710	$ -
Liabilities					
Accounts payable and accrued liabilities	$ 13,237	$ 13,237	$ -	$ 13,237	$ -
Total financial liabilities	$ 13,237	$ 13,237	$ -	$ 13,237	$ -

4. Derivative Instruments

Clear Street Markets LLC
Schedule II
December 31, 2023

The Company does not have any derivative instruments designated as hedging instruments under ASC 815. The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2023 (in thousands):

Derivative assets	Financial Statement caption	Fair Value		Notional Value
Listed equity options	Financial instruments owned	$	12,438	$ 871,764
Equity index futures	Receivable from broker-dealers and clearing organizations		- *	2,820
Equity Swaps	Receivable from broker-dealers and clearing organizations		189	3,248

Derivative Liabilities	Financial Statement caption	Fair Value		Notional Value
Listed equity options	Financial instruments sold, not yet purchased	$	146,990	$ 1,147,693
Equity index futures	Receivable from broker-dealers and clearing organizations		- *	1,021
Equity Swaps	Receivable from broker-dealers and clearing organizations		382	17,606

* Fair Value is less than 1 thousand

Receivable from broker-dealers and clearing organizations included less than $0.1 million in margin and related balances on futures and $0.2 million in margin and related balances on equity swaps at December 31, 2023.

5. Risks and Uncertainties

Market Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company recorded these obligations in the statement of financial condition at December 31, 2023, at fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2023. In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration.

Credit Risk

The Company accounts for current estimated credit losses (CECL) on financial assets and certain off-balance sheet items, including receivables from broker-dealers and clearing organizations, in accordance with ASC 326-20, *Financial Instruments – Measurement of Credit Losses on Financial instruments* (ASC 326-20). ASC 326-20 requires the Company to

estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20, and deemed the credit risk of organizations with which it entered into clearing agreements, relating to Receivables from broker-dealers and clearing organizations, to be materially low, and the establishment of a reserve account for CECL to be unnecessary at December 31, 2023.

Litigation

The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. At December 31, 2023, there were no unasserted claims or assessments that management is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

6. Related Party Transactions

The Company may engage in transactions in the ordinary course of business with related parties.

The Company has an intercompany service agreement with Clear Street Management LLC ("CS Management"), a member of Holding, under which Clear Street Management provides payroll and administrative services. In addition, the Company reimburses or is reimbursed by CS Management for direct cost paid by or credited to CS Management on behalf of the Company. At December 31, 2023, included in Accounts payable and accrued liabilities was $1.3 million payable to CS Management.

In the ordinary course of business, the Company also interacts with four affiliated entities under common control for various services. At December 31, 2023, included in Receivable from broker-dealers and clearing organizations was a less than $0.1 million receivable from CS LLC.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $250,000 or a calculated amount based on the number of securities the Company makes markets in up to a maximum of $1,000,000. These regulations also prohibit a broker-dealer from paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of its total net capital to less than 120% of its minimum required capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into

Clear Street Markets LLC
Schedule II
December 31, 2023

transactions, which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the integrity of the broker-dealer. At December 31, 2023, the Company had net capital of $23.3 million which was $22.3 million in excess of its required net capital of $1,000,000.

8. Subsequent Events

The Company has evaluated its subsequent events disclosures through February 27, 2024, the date that the Company's statement of financial condition was issued and has determined that there have been no events that would have a material impact on the statement of financial condition as of December 31, 2023.